(212) 318-6609

kevinbrown@paulhastings.com

August 18, 2026

VIA EDGAR

Mr. Jacob Sandoval

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Jefferies Credit Partners BDC Inc.

File No. 814-01684

Dear Mr. Sandoval:

On behalf of Jefferies Credit Partners BDC Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s oral comments to the undersigned, provided on July 7, 2026, with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Commission on March 20, 2026 December 31, 2025 (Accession No. 0001193125-26-116342) (the “Annual Report”).

For convenience of reference, the Staff’s comments have been reproduced herein. The responses to the Staff’s comments are reflected below. All capitalized terms used but not defined in this letter have the meanings given to them in the Annual Report.

General Comments

Comment 1: Please supplementally describe the percentage of the portfolio that has had modifications to the debt, including changes in maturity dates or interest, during the period.

Response: For the reporting period ended December 31, 2025, the Company held two (2) debt portfolio investments with modifications, driven primarily by underperformance, to the terms of repayment, including changes to maturity and the modification of PIK. As of December 31, 2025, the two (2) investments together constituted 1.3% of the Company’s total portfolio.

Non-Accrual Income (Page 79)

Comment 2: On page 79 of the Annual Report, in the Notes to the Consolidated Financial Statements, with respect to the treatment of placing a loan into a non-accrual status, the disclosure states, “[m]anagement may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.” Please supplementally describe how this policy conforms to U.S. GAAP, and specifically how the company may accrue interest when an investment is non-performing and not currently paying interest. Specifically incorporate citations to U.S. GAAP and unit of account concepts. In addition, please describe what percentage of the portfolio was subject to this exception and, in future reports, disclose what percentage of the portfolio was subject to this exception.

Response: The Company respectfully submits that the non-accrual policy is applied consistently with U.S. GAAP and industry practice applicable to investment companies operating under ASC Topic 946, Financial Services – Investment Companies.

As a business development company that applies investment company accounting, the Company measures its debt investments at fair value in accordance with ASC 946, Financial Services — Investment Companies, and ASC 820, Fair Value Measurement. Interest income is recognized based on the contractual terms of the underlying investment when collection of such amounts is probable. When facts and circumstances indicate that the collection of contractual principal or interest is no longer probable, management generally places the investment on non-accrual status and ceases recognizing contractual interest income. The Company further notes that the relevant unit of account for this assessment is the individual debt investment rather than the portfolio as a whole. Management performs its collectability assessment on an investment-by-investment basis, considering the specific contractual rights, collateral coverage, expected recoveries, and other investment-level factors associated with each position.

Under U.S. GAAP, there is no explicit requirement within ASC 946 or ASC 310 mandating that a loan automatically be placed on non-accrual status solely because scheduled payments are delinquent. Rather, interest recognition is based upon management’s assessment of collectability. The Company’s policy generally provides that loans are placed on non-accrual status when there is reasonable doubt as to the collection of principal or interest, or when loans become materially past due. However, management may determine that a loan should not be placed on non-accrual status when, based on the facts and circumstances at the individual investment level, the loan has sufficient collateral value and is in process of collection. ASC 310-10-35-53A acknowledges that creditors may apply various methods of interest income recognition when collectability becomes uncertain, including cash basis and cost recovery approaches, or some combination of those methods.

Accordingly, when a loan is delinquent, management may nevertheless conclude based on the investment-level analysis described above that the estimated collateral value and expected recovery will support the collection of contractual principal and accrued interest. In such circumstances, the Company may continue to recognize interest income on such portfolio investment.

This judgment is consistent with the broader U.S. GAAP principle that interest income should not be recognized unless collection is reasonably assured and the amount is estimable. In those limited circumstances, management may conclude that continued accrual of contractual interest income is appropriate because the Company expects to collect the contractual interest amounts through collateral realization, refinancing, restructuring, sale proceeds, or another collection process.

The Company does not accrue interest income on loans for which collection of contractual interest is not reasonably assured. If management determines that collectability is no longer reasonably assured, the loan is placed on non-accrual status, and any previously accrued but uncollected interest is reversed through interest income.

For the fiscal year ended December 31, 2025, 0.00% of the Company’s investment portfolio at fair value was subject to this exception. The Company confirms that, in future filings, to the extent applicable, it will enhance its disclosure to include the percentage of the portfolio subject to this exception.

Comment 3: On page 79 of the Annual Report, in the Notes to the Consolidated Financial Statements, with respect to the treatment of non-accrual loans, the disclosure states, “[i]nterest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability.” Please supplementally describe how this statement aligns with U.S. GAAP, specifically describing the appropriateness of applying payments from non-accrual loans that are recognized as income. In addition, please describe if non-accrual interest receivables are kept as an asset even if the loan stopped paying interest income based on this policy.

Response: The Company respectfully submits that its policy for recognizing payments received on non-accrual loans is applied consistently with U.S. GAAP by requiring management to evaluate collectability at the individual investment level and determine whether cash receipts should be recognized as interest income or applied as a reduction of the investment’s amortized cost basis.

When a debt investment is placed on non-accrual status, the Company ceases recognizing interest income on an accrual basis because collection of contractual amounts is no longer considered probable. The Company’s disclosure that “interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability” describes the alternative treatments of cash collections received after a loan has been placed on non-accrual status.

In circumstances in which management determines that the likelihood of recovering the investment’s cost basis is sufficient, cash collections attributable to contractual interest may be recognized as interest income on a cash basis. Alternatively, when collectability of the investment’s cost basis remains uncertain, cash receipts may be treated as a return of capital and reflected as a reduction of the investment’s amortized cost basis for yield-tracking purposes. In either case, because the investment is carried at fair value, any expected recoveries of principal and interest are ultimately reflected in the determination of the investment’s fair value each reporting period. ASC 946 requires investment companies to measure investments at fair value, with changes in value recognized through earnings.

With respect to accrued interest receivable, the Company does not continue accruing interest income once an investment is placed on non-accrual status. When a loan is placed on non-accrual status, accrued but unpaid interest receivable is generally reversed through interest income. Future contractual interest is not accrued while the loan remains on non-accrual status. Therefore, the Company does not maintain non-accrual interest receivables as an asset unless management has concluded that collection of such amounts is reasonably assured. Rather, the estimated recoverable amount of the investment, including the market participant assumptions regarding future interest and principal collections, is reflected within the fair value of the investment itself.

Accordingly, the Company’s policy is intended to reflect that (i) interest accruals cease upon placement of a loan on non-accrual status, (ii) uncollectible accrued interest is reversed, and (iii) subsequent cash collections are recognized either as interest income or as a recovery of investment basis based on management’s assessment of collectability, while the investment continues to be measured at fair value each reporting period.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 42) (“MD&A”)

Comment 4: In future filings, please consider whether inclusion of additional disclosures in the MD&A Section of the 10-K is appropriate, given that the Company reported 16.9% of its net assets at fair value were invested in Software for the fiscal year ended December 31, 2025:

•

Material trends and uncertainties: Item 303 of Regulation S-K requires disclosure of any known trends or uncertainties reasonably likely to have a material impact on results of operations, liquidity, or capital resources. In light of the Company’s investments, consider incorporating disclosure relating to (i) the Company’s increasing exposure to software and the potential for market and sector disruption by artificial intelligence (“AI”); and (ii) related developments in the market (e.g., recent pricing corrections, NAV discounts, and underwriting concerns related to AI-driven disruption) and their expected impact on portfolio valuation and credit losses.

•

Credit risk and valuation methodology: Please consider explaining how AI-related disruption is factored into credit and impairment evaluations, including any revisions to credit rating policy, valuation inputs, or discount rate adjustments for impacted portfolio companies. If applicable, disclose any recent credit quality deterioration (e.g., migration to non-accrual status).

•

Liquidity and redemption risk: Please consider discussing any elevated liquidity risk stemming from NAV markdowns and how that may affect your ability to honor redemptions or manage cash flows. Consider describing contingency plans to address potential rapid outflows tied to valuation concerns in AI-exposed sectors.

•

Forward-looking expectations and uncertainties: Please consider disclosing reasonably likely future impacts, including scenarios in which AI undermines underlying borrower business models, potentially triggering higher defaults or valuation downgrades. Please also consider highlighting whether the Company is expecting any further repricing or market-wide contraction in software credit markets in light of AI innovations. In updating such disclosures, please consider cross-referencing similar disclosures under the “Business” or “Risk Factors” sections, if not already provided, to ensure cohesive and consistent presentation across the filing.

Response: The Company respectfully acknowledges the Staff’s comment and will consider incorporating such disclosure in future filings, as appropriate.

********

Should you have any questions regarding this letter, please feel free to contact me at (212) 318-6609.

/s/ Kevin R. Brown
Kevin R. Brown, Esq. for PAUL HASTINGS LLP

cc:	Michael R. Rosella, Esq., Paul Hastings LLP

Adam Klepack, Esq., Jefferies Credit Partners BDC Inc.

5